Exhibit (d)(1)

NORTHSTAR/TOWNSEND INTITUTIONAL REAL ESTATE FUND INC.

MULTIPLE CLASS PLAN

This Multiple Class Plan (this “Plan”) sets forth the separate arrangement and expense allocation of each class of shares of NorthStar/Townsend Institutional Real Estate Fund Inc. (the “Fund”), in accordance with rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”). The classes of shares of the Fund, as currently designated, are set forth in Appendix A.

1.          Summary Description of Share Classes. Each class of shares of the Fund shall represent interests in the same portfolio of investments of the Fund, shall have no exchange privileges or conversion features within the Fund, and shall have the same rights and obligations as each other class, except that each class shall differ with respect to: (a) any arrangements for shareholder services or the distribution of securities or both; (b) certain expenses as set forth in Section 2.a. below; (c) certain voting rights as set forth in Section 3 below; (d) purchase restrictions as described in the Fund’s current prospectus (the “Prospectus”); and (e) any other feature as required under Maryland law, the 1940 Act, or the Fund’s current charter or bylaws.

2.          Allocation of Expenses. The Fund shall allocate all expenses incurred by it among the various classes of shares based on the net assets of that class in relation to the net assets of the Fund (“relative net assets”), except as set forth in Section 2.a. below.

a.           Class-Specific Expenses. Certain expenses of the Fund shall be allocated to a particular class of shares, which expenses shall be borne on a pro rata basis by each outstanding share in such class. The net asset value and expenses of each class of shares shall reflect:

i.          Distribution fees: expenses associated with the distribution plan of that class, if any;

ii.         Services fees: service fees (including account maintenance fees) attributable to that class, if any;

iii.        Certain incremental expenses: any incremental expenses of the Fund attributable to that class, which shall be limited to incremental transfer agent fees identified by the transfer agent as being attributable to that class; printing and postage expenses relating to preparing and distributing materials such as shareholder reports, prospectuses and proxies to current shareholders of that class; federal registration fees incurred with respect to shares of that class; blue sky fees incurred with respect to sales of that class; expenses of administrative personnel and services as required to support the shareholders of that class; auditors’ fees, litigation expenses and other legal fees and expenses relating solely to that class; additional directors’ fees incurred as a result of issues relating to that class; additional accounting expenses relating solely to that class; expenses incurred in connection with shareholder meetings as a result of issues relating to that class; and

iv.         Other incremental expenses:  other expenses, not including advisory or custodial fees or other expenses related to the management of the Fund’s assets, which the board of directors of the Fund (the “Directors”) determines are (x) actually incurred in a different amount by a particular class than by the other classes or (y) related to services received by a particular class that are of a different kind or to a different degree than by the other classes, including extraordinary nonrecurring expenses, such as litigation and other legal expenses.

b.           Income, Realized Gains and Losses, Unrealized Appreciation and Depreciation, and Fundwide Expenses. Income, realized gains and losses, and unrealized appreciation and depreciation, and expenses of the Fund that are not allocated to a particular class under Section 2.a. above, including advisory and custodial fees and other expenses related to the management of the Fund’s assets, shall be allocated to each class based on relative net assets.

3.          Voting Rights. Each class of shares shall have: (a) exclusive voting rights on any matter submitted to shareholders that relates solely to its arrangement for shareholder services or the distribution of securities and (b) separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class.

4.          Additional Classes. From time to time the Fund may create additional classes of shares, the terms of which may differ from the existing classes of shares: the amount of fees permitted by different distribution plans or different service fee arrangements; voting rights with respect to a distribution plan of a class; different class designations; the impact of any class expenses directly attributable to a particular class of shares allocated on a class basis as described in this application; any differences in dividends and net asset value resulting from differences in fees under a distribution plan or in class expenses; any early withdrawal charge or other sales load structure; and exchange or conversion privileges of the classes as permitted under the 1940 Act.

5.          Adoption; Amendment. Before the first issuance of a share of any class in reliance on rule 18f-3, and before any material amendment of the Plan, a majority of the Directors, and a majority of the Directors who are not interested persons (as defined in Section 2(a)(19) the 1940 Act) of the Fund, shall have determined that the Plan as proposed to be adopted or amended, including the expense allocation, is in the best interests of the each class individually and the Fund as a whole and voted to approve the Plan. Before any vote on the Plan, the Directors shall request and evaluate such information as may be reasonably necessary to evaluate the Plan. For the avoidance of doubt, this Plan may be terminated or amended at any time, with respect to an individual class or the Fund as a whole, by the affirmative vote of a majority of the Directors and a majority of the Directors who are not interested persons (as defined in Section 2(a)(19) the 1940 Act) of the Fund.

6.          Additional Information. This Plan shall be interpreted in a manner consistent with the description of the terms of the shares of the Fund contained in the Prospectus, which includes additional information about the multiple class structure of the Fund, the Fund’s current charter and bylaws, and the Maryland General Corporation Law. To the extent that any applicable disclosure in the Prospectus is inconsistent with any provision of this Plan, such provision of this Plan shall be amended, in accordance with Section 5 hereof.

Effective as of approval and adoption on:	______, 2017
Initial approval and adopted on:	______, 2017

APPENDIX A

SHARE CLASSES OF

NORTHSTAR/TOWNSEND INTITUTIONAL REAL ESTATE FUND INC.

As of May 3, 2017

Summary of Expenses

Share Class	Shareholder Servicing Fee	Distribution Fee	Front-End Sales Charge	CONTINGENT DEFERRED SALES CHARGE
Class A	X		X
Class C	X	X		X
Class I

Each of the share classes will also be subject to other expenses. The features and expenses of each share class are described in further detail in the Prospectus.

Expenses may be waived or reimbursed by the Fund’s adviser, underwriter, or any other provider of services to the Fund, as applicable.

- 3 -